August 12, 2022

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:    Karl Hiller
Branch Chief
Office of Energy & Transportation

Re:    Guess?, Inc.
Form 10-K for the Fiscal Year Ended January 29, 2022
Filed March 24, 2022
File No. 001-11893

Dear Mr. Hiller,

Guess?, Inc. (the “Company”) is in receipt of your letter dated August 8, 2022 (the “Comment Letter”) that sets forth the comments of the staff of the Securities and Exchange Commission (the “Commission”) regarding the Company’s above-referenced Form 10-K. In the Comment Letter, you requested that the Company respond to the comments set forth in the Comment Letter within ten business days of August 8, 2022, or tell the Commission when the Company would provide a response.

The Company is in the process of preparing a response to the Comment Letter and, as discussed by telephone, respectfully requests an extension of an additional ten business days due to staff availability. The Company plans to provide a response to the Commission on or before September 6, 2022.

Thank you for your consideration of the requested extension. If you have any questions or comments, please contact me at 213-765-3630.

Very truly yours,

/s/ Jason T. Miller
Jason T. Miller
General Counsel
Guess?, Inc.
cc:    Dennis Secor
Chief Financial Officer
Guess?, Inc.